UNITED REEF LIMITED


SEC MAIL
RECEIVED
PROCESSING
JUL 21 2003
WASH. D.C.
187

QUARTERLY REPORT
FOR THE SIX MONTHS ENDED MAY 31, 2003


03024726

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

REPORT TO SHAREHOLDERS

Dear Shareholders:

Since our last report to you on March 25th the Company has further advanced its plan to reactivate. On July 9th the Company announced that its common shares have been approved for quotation on the Canadian Trading and Quotation System Inc. ("CNQ"). CNQ's equity market will be launched on July 25th and the Company's common shares will be quoted under the ticker symbol "URPL". The directors are pleased that shareholders will again have a public market in which to trade the Company's shares.

CNQ has been developed to provide an automated, well regulated and transparent marketplace for emerging public companies, investment dealers and investors. CNQ has created a unique market model, matching enhanced disclosure and streamlined regulation with leading edge technology to meet the needs and characteristics of emerging companies. This combined with comprehensive regulatory oversight provides an efficient new marketplace that fosters integrity, transparency and liquidity for trading securities.

Our financial resources are still limited but dramatically improved from this time last year. On June 16th a further subscription of $60,000 was closed in the Company's units offering. To date a total of 3,860,250 units in the offering have been closed of the 8 million units being offered. The units consist of one common share and one half of one common share purchase warrant. A whole warrant is exercisable to purchase one additional common share at a price of $0.15 for a period of eighteen months from the date of closing.

During the last week of June a contract for line-cutting was awarded to establish a new grid on the Company's Nickel Offsets property. Completion of the grid is expected by mid-July and will serve as access and control for one or more geophysical surveys currently being planned. It is expected the first of these surveys will get underway before the end of July. Compilation of historical exploration data from the property is also nearing completion and will be used in combination with new geophysical data to further define drill targets. An initial diamond drilling program on the property is being planned for commencement in September.

We are also pleased to note that on July 2nd AXMIN Inc. announced assay results from the first four holes in their 3,000-metre diamond drilling program on their Bambari Permit in the Central African Republic. Both the gold grades and intervals announced by AXMIN in these first four holes are quite impressive and further assay results are pending from the program. The Company holds a 2% Net Smelter Royalty on the Bambari Permit which covers approximately 2,000 sq. kms.

On behalf of the Board of Directors



Michael D. Coulter
President

July 14, 2003

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	May 31 2003 (unaudited)	November 30 2002 (audited)
ASSETS		
Current		
Cash	$ 14,708	$ 22,048
Prepaid expenses and sundry receivables	5,751	6,177
	20,459	28,225
Investment in AXMIN Inc.	43,759	98,123
Investment in exploration properties	57,186	27,175
	$ 121,404	$ 153,523
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 24,454	$ 36,350
Loan payable to a related party	-	25,040
Due to a related party	3,831	16,359
	28,285	77,749
SHAREHOLDERS' EQUITY		
Capital Stock (Note 4)		
Authorized: Unlimited common shares without par value		
Issued: 42,522,453 (2002 - 39,262,203)	17,453,583	17,127,558
Shares to be issued	-	326,025
Deficit	(17,360,464)	(17,377,809)
	93,119	75,774
	$ 121,404	$ 153,523

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended May 31		For the six months ended May 31	
	2003	2002	2003	2002
Revenue	$ -	$ -	$ -	$ -
Expenses				
Administration	26,177	$ 7,534	$ 45,946	$ 28,333
Insurance	744	(1,570)	4,169	3,139
Shareholder information and filing fees	1,098	1,694	17,104	1,694
Transfer Agent	1,344	5,103	6,656	5,103
Legal	-	-	16,091	-
Advertising	999	-	3,620	-
Loss before the following	(30,362)	(12,761)	(93,586)	(38,269)
Write off of exploration and research expenditures	-	-	(7,570)	-
Gain on sale of marketable securities	41,780	13,379	100,159	13,379
Gain on settlement of debt	-	-	18,342	-
Central African Republic recoveries, net	-	43,391	-	43,391
Net income for the period	11,418	44,009	17,345	18,501
DEFICIT, beginning of the period	(17,371,882)	(17,380,188)	(17,377,809)	(17,354,680)
DEFICIT, end of the period	$ (17,360,464)	$ (17,336,179)	$ (17,360,464)	$ (17,336,179)
Income per share for the period	$ 0.00	$ 0.00	$ 0.00	$ 0.00

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended May 31		For the six months ended May 31	
	2003	2002	2003	2002
Operating activities				
Net income (loss) for the period	$ 11,418	$ 44,009	$ 17,345	$ 18,501
Recoveries of Central African Republic expenditures, net	-	(43,391)	-	(43,391)
Write off exploration and research expenditures	-	-	7,570	-
Gain on sale of marketable securities	(41,780)	(13,379)	(100,159)	(13,379)
Gain on settlement of debt	-	-	(18,342)	-
	(30,362)	(12,761)	(93,586)	(38,269)
Non-cash items:				
Prepaid and sundry receivables	4,759	748	425	2,165
Accounts payable and accrued liabilities	(21,673)	(10,180)	6,447	(10,334)
	(47,276)	(22,193)	(86,714)	(46,438)
Investing activities				
Proceeds on sale of marketable securities	68,780	13,379	154,523	21,758
(Expenditures) recoveries on resource properties	(15,284)	(191)	(37,581)	309
Proceeds from sale of discontinued assets previsously written off, net	-	43,391	-	43,391
Increase in investment in marketable securiites	-	(44,000)	-	(44,000)
	53,496	12,579	116,942	21,458
Financing activities				
Decrease in loan payable to a related party	-	(9,799)	(25,040)	-
Decrease in amounts due to a related party	(15,762)	-	(12,528)	(12,589)
	(15,762)	(9,799)	(37,568)	(12,589)
Change in cash	(9,542)	(19,413)	(7,340)	(37,569)
CASH, beginning of period	24,250	26,593	22,048	44,749
CASH, end of period	$ 14,708	$ 7,180	$ 14,708	$ 7,180

See accompanying notes to the financial statements.

Notes to the Financial Statements

For the six-month periods ended May 31, 2003 and 2002 (unaudited)

1. *Nature of Operations*
United Reef Limited (the "Company") is a mineral exploration company, which has been inactive in recent years. Management is currently taking steps to reactivate the Company. (See Notes 2 and 4).

2. *Accounting Policies*
These interim financial statements should be read in conjunction with the Company's year-end audited financial statements. The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals and follow the same accounting principals and methods of application as disclosed in Note 2 of the Company's audited financial statements for the year ended November 30, 2002.

3. *Comparative Figures*
Certain of the comparative figures have been reclassified to conform with the current year's presentation.

4. *Capital Stock*
On March 6, 2003 the Company closed subscriptions for 3,260,250 Units in the offering (the "Offering") previously announced on December 19, 2002 and amended on June 12, 2003. These subscriptions were reported as shares to be issued at November 30, 2002. The Offering consists of up to 8,000,000 units (the "Units") of the Company at a price of $0.10 per Unit. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.15 (as amended) for a period of eighteen months from the date of closing.

The Units closed on March 6, 2003 included subscriptions from four arm's-length creditors who accepted 1,835,250 Units in settlement of $183,525 of debt owed to them by the Company. As well, the Company closed subscriptions with three parties related to the Company. These include 750,000 Units issued to a non arm's-length creditor of the Company in settlement of $75,000 of debt owed to it by the Company and aggregate subscriptions for 675,000 Units from two directors of the Company for cash consideration of $67,500. The exercise price of the warrants issued on March 6, 2003 has been amended to $0.15.

The Offering is being made in conjunction with the Company's reactivation plan as a mineral exploration company. The Company is continuing to receive subscriptions to the Offering and anticipates further closings.

As of July 14, 2003, the only securities of the Company outstanding, that may be converted, exercised or exchanged for voting or equity securities of the Company, are 1,930,124 warrants which are each exercisable into one common share of the Company at $0.15 per share.

5. *Subsequent Events*
The Company closed a subscription for 600,000 Units for proceeds of $60,000 on June 12, 2003.